SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                         -----------------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

                          TENDER OFFER STATEMENT UNDER
                         SECTION 14(d) (l) OR 13(e) (l)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         -----------------------------

                           GENERAL BEARING CORPORATION
                       (Name of Subject Company (Issuer))

                         GBC ACQUISITION CORP. (Offeror)
                          SEYMOUR I. GUSSACK (Offeror)
                           DAVID L. GUSSACK (Offeror)
                            (Names of Filing Persons
            (Identifying Status as Offeror, Issuer or Other Person))

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    369147103
                      (CUSIP Number of Class of Securities)

                                David L. Gussack
                                    President
                              GBC Acquisition Corp.
                                 44 High Street
                           West Nyack, New York 10994
                                 (845) 358-6000
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

      Barry M. Abelson, Esquire                   Christopher S. Miller, Esquire
         Pepper Hamilton LLP                           Pepper Hamilton LLP
        3000 Two Logan Square                            400 Berwyn Park
     Eighteenth and Arch Streets                         899 Cassatt Road
Philadelphia, Pennsylvania 19103-2799            Berwyn, Pennsylvania 19312-1183
           (215) 981-4000                                 (610) 640-7800

                            CALCULATION OF FILING FEE

       Transaction Valuation*                        Amount of Filing Fee**
-----------------------------------          -----------------------------------
             $5,224,256                                       $662

* Estimated for purposes of calculating filing fee only. Calculated as the product of $4.00, the per share tender offer price for all of the outstanding shares of common stock of General Bearing Corporation ("General Bearing") and 1,306,064, the number of outstanding shares sought in the offer.

** The amount of the filing fee was calculated in accordance with Section 14(g)(3) of the Exchange Act, and equals $126.70 per million dollars of the transaction valuation amount.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable             Filing Party: Not applicable.

Form or Registration No.: Not Applicable           Date Filed: Not Applicable.

      |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

            |X|   third-party tender offer subject to Rule 14d-1.
            |_|   issuer tender offer subject to Rule 13e-4.
            |X|   going-private transaction subject to Rule 13e-3.
            |_|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                   SCHEDULE TO

      This Tender Offer Statement on Schedule TO ("Schedule TO") is being filed by GBC Acquisition Corp., a Delaware corporation (the "Purchaser") currently controlled by Seymour I. Gussack, Chairman of the Board of General Bearing Corporation ("General Bearing") and David L. Gussack, Chief Executive Officer and a director of General Bearing. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of the common stock, par value $0.01 per share (the "Shares"), of General Bearing, that are not shares beneficially owned by Seymour Gussack, David Gussack, Robert E. Baruc and Nina
M. Gussack, each directors of General Bearing, certain officers of General Bearing, and certain of their respective family members (collectively referred to herein as the "Continuing Stockholders") (See the sections titled "The Offer--Certain Information Concerning the Continuing Stockholders and the Purchaser" and "Schedule B"). The purchase price is $4.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer To Purchase dated July 16, 2004 (the "Offer To Purchase"), and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Upon the closing of the Offer, the Purchaser will be owned by the Continuing Stockholders.

      The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, except as otherwise set forth below.

ITEM 4. TERMS OF THE TRANSACTION.

      (a)(1)(i) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet" and "Introduction" is incorporated herein by reference.

      (a)(1)(ii) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet" and "Introduction" is incorporated herein by reference.

      (a)(1)(iii) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction" and "The Offer--Terms Of The Offer" is incorporated herein by reference.

      (a)(1)(iv) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet" and "The Offer--Terms Of The Offer" is incorporated herein by reference.

      (a)(1)(v) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet" and "The Offer--Terms Of The Offer" is incorporated herein by reference.

      (a)(1)(vi) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet" and "The Offer--Rights Of Withdrawal" is incorporated herein by reference.

      (a)(1)(vii) The information set forth in the Offer To Purchase in the sections titled "The Offer--Procedures For Tendering Shares" and "The Offer--Rights Of Withdrawal" is incorporated herein by reference.

      (a)(1)(viii)      The information set forth in the Offer To Purchase in
                        the section titled "The Offer--Acceptance For Payment
                        And Payment For Shares" is incorporated herein by reference.

      (a)(1)(ix)        Not applicable.

      (a)(1)(x) The information set forth in the Offer to Purchase in the section titled "The Offer--Certain Effects Of The Offer" is incorporated herein by reference.

      (a)(1)(xi)        Not applicable.

      (a)(1)(xii) The information set forth in the Offer To Purchase in the section titled "The Offer--Certain Federal Income Tax Consequences Of The Offer" is incorporated herein by reference.

      (a)(2)(i-vii)     Not applicable.

      (b)               Not applicable

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a) The information set forth in the Offer To Purchase in the sections titled "Introduction" and "Special Factors--Reasons For And Purpose Of The Offer And The Merger" is incorporated herein by reference.

      (c)(1) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction," "Special Factors--Purchaser's Plans For General Bearing" and "The Offer--Merger; Appraisal Rights; Rule 13e-3" is incorporated herein by reference.

      (c)(2)            Not applicable.

      (c)(3) The information set forth in the Offer To Purchase in the sections titled "Special Factors--Purchaser's Plans For General Bearing" is incorporated herein by reference.

      (c)(4) The information set forth in the Offer To Purchase in the section titled "Special Factors--Purchaser's Plans For General Bearing" is incorporated herein by reference.

      (c)(5) The information set forth in the Offer To Purchase in the section titled "Special Factors--Purchaser's Plans For General Bearing" is incorporated herein by reference.

      (c)(6) The information set forth in the Offer To Purchase in the sections titled "Special Factors--Purchaser's Plans For General Bearing" and "The Offer--Certain Effects Of The Offer" is incorporated herein by reference.

      (c)(7) The information set forth in the Offer To Purchase in the section titled "The Offer--Certain Effects Of The Offer" is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

      (a) The information set forth in the Offer To Purchase in the section titled "The Offer--Source And Amount Of Funds" is incorporated herein by reference.

      (b) The information set forth in the Offer To Purchase in the section titled "The Offer--Source And Amount Of Funds" is incorporated herein by reference.

      (d) The information set forth in the Offer To Purchase in the section titled "The Offer--Source And Amount Of Funds" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

      (a)               Not applicable.

      (b)               Not applicable.

ITEM 11. ADDITIONAL INFORMATION

      (a)(1) The information set forth in the Offer To Purchase in the sections titled "Special Factors--Transactions Between Purchaser or Its Affiliates And General Bearing or Its Affiliates" and "The Offer--Certain Information Concerning the Continuing Stockholders and the Purchaser" is incorporated herein by reference.

      (a)(2) The information set forth in the Offer To Purchase in the section titled "The Offer--Certain Legal Matters" is incorporated herein by reference.

      (a)(3) The information set forth in the Offer To Purchase in the section titled "The Offer--Certain Legal Matters" is incorporated herein by reference.

      (a)(4) The information set forth in the Offer To Purchase in the sections titled "The Offer--Certain Legal Matters" and "The Offer--Certain Effects of the Offer" is incorporated herein by reference.

      (a)(5)            Not Applicable

      (b) The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

      (a)(1)(i)         Offer To Purchase dated July 16, 2004.

      (a)(1)(ii)        Letter of Transmittal.

      (a)(1)(iii)       Notice of Guaranteed Delivery.

      (a)(1)(iv) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.

      (a)(1)(vii) Text of Press Release issued by General Bearing on April 28, 2004 (incorporated by reference to Exhibit 99.1 of Schedule TO-C filed April 29, 2004 by GBC Acquisition Corp.).

      (a)(1)(viii)      Text of Letter to the Board of Directors of General
                        Bearing by GBC Acquisition Corp. on April 28, 2004
                        (incorporated by reference to Exhibit 99.2 of Schedule
                        TO-C filed April 29, 2004 by GBC Acquisition Corp.).

      (a)(1)(ix) Text of Email Correspondence dated May 8, 2004 from David Gussack to David Mardo of U.S. Trust Company in response to an inquiry from David Mardo asking when the tender offer is expected to be completed (incorporated by reference to Exhibit 99.1 of Schedule TO-C filed May 10, 2004 by GBC Acquisition Corp.).

      (a)(1)(x) Text of Press Release issued by General Bearing Corporation on July 16, 2004.

      (a)(1)(xi) Text of Letter to Stockholders of General Bearing by GBC Acquisition Corp. on July 16, 2004.

      (b)(1) Commitment Letter, dated May 24 2004, by and between GBC Acquisition Corp. and Keybank, N.A.

      (b)(2) Supplemental Commitment Letter, dated July 14, 2004, by and between GBC Acquisition Corp. and Keybank, N.A.

      (c)               None.

      (d) Indemnification Agreement, dated July 14, 2004, by and among Seymour Gussack, David Gussack, Peter Barotz, Barbara Henagan and Ronald Fetzer.

      (g)               None.

      (h)               None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

      ITEM 1. SUMMARY TERM SHEET.

      The information set forth in the Offer To Purchase in the section titled "Summary Term Sheet" is incorporated herein by reference.

      ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) The information set forth in the Offer To Purchase in the section titled "The Offer--Certain Information Concerning General Bearing" is incorporated herein by reference.

      (b) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet" and "Introduction" is incorporated herein by reference.

      (c) The information set forth in the Offer To Purchase in the section titled "The Offer--Price Range Of Shares; Dividends; Ownership Of And Transactions In Shares" is incorporated herein by reference.

      (d) The information set forth in the Offer To Purchase in the section titled "The Offer--Price Range Of Shares; Dividends; Ownership Of And Transactions In Shares" is incorporated herein by reference.

      (e)               Not applicable.

      (f) The information set forth in the Offer To Purchase in the section titled "The Offer--Price Range Of Shares; Dividends; Ownership Of And Transactions In Shares" is incorporated herein by reference.

      ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) The information set forth in the Offer To Purchase in the section titled "The Offer--Certain Information Concerning the Continuing Stockholders and the Purchaser" is incorporated herein by reference.

      (b) The information set forth in the Offer To Purchase in the section titled "The Offer--Certain Information Concerning the Continuing Stockholders and the Purchaser" is incorporated herein by reference.

      (c) The information set forth in the Offer To Purchase in the section titled "The Offer--Certain Information Concerning the Continuing Stockholders and the Purchaser" is incorporated herein by reference.

      ITEM 4. TERMS OF THE TRANSACTION.

      (c) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction" and "The Offer--Procedures For Tendering Shares" is incorporated herein by reference.

      (d) The information set forth in the Offer To Purchase in the section titled "The Offer--Merger; Dissenters' Rights; Rule 13e-3" and Schedule A thereto is incorporated herein by reference.

      (e) The information set forth in the Offer To Purchase in the section titled "The Offer--Certain Information Concerning the Continuing Stockholders and the Purchaser" is incorporated herein by reference.

      (f)               Not applicable.

      ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (a) The information set forth in the Offer To Purchase in the sections titled "Special Factors--Transactions Between Purchaser or Its Affiliates And General Bearing or Its Affiliates" and "The Offer--Certain Information Concerning the Continuing Stockholders and the Purchaser" is incorporated herein by reference.

      (b) The information set forth in the Offer To Purchase in the sections titled "Special Factors--Transactions Between Purchaser or Its Affiliates And General Bearing or Its Affiliates" and "The Offer--Certain Information Concerning the Continuing Stockholders and the Purchaser" is incorporated herein by reference.

      (c) The information set forth in the Offer To Purchase in the sections titled "Special Factors--Transactions Between Purchaser or Its Affiliates And General Bearing or Its Affiliates" and "The Offer--Certain Information Concerning the Continuing Stockholders and the Purchaser" is incorporated herein by reference.

      (e) The information set forth in the Offer To Purchase in the sections titled "Special Factors - Transactions Between Purchaser or Its Affiliates And General Bearing or Its Affiliates" and "The Offer -Certain Information Concerning the Continuing Stockholders and the Purchaser" is incorporated herein by reference.

      ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (b) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction" and "Special Factors--Purchaser's Plans For General Bearing" is incorporated herein by reference.

      (c)(8) The information set forth in the Offer To Purchase in the section titled "The Offer--Certain Effects Of The Offer" is incorporated herein by reference.

      ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

      (a) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction" and "Special Factors--Reasons For And Purpose Of The Offer And The Merger" is incorporated herein by reference.

      (b) The information set forth in the Offer To Purchase in the sections titled "Special Factors--Background Of The Offer" and "Special Factors--Reasons For And Purpose of The Offer And The Merger" is incorporated herein by reference.

      (c) The information set forth in the Offer To Purchase in the sections titled "Special Factors--Background Of The Offer" and "Special Factors--Reasons For And Purpose Of The Offer And The Merger" is incorporated herein by reference.

      (d) The information set forth in the Offer To Purchase in the sections titled "The Offer--Certain Federal Income Tax Consequences Of The Offer" and "The Offer--Certain Effects Of The Offer" is incorporated herein by reference.

      ITEM 8. FAIRNESS OF THE TRANSACTION.

      (a) The information set forth in the Offer To Purchase in the section titled "Special Factors--Background Of The Offer" and "Special Factors--Recommendation Of The Board Of Directors; Fairness Of The Offer And The Merger" is incorporated herein by reference.

      (b) The information set forth in the Offer To Purchase in the section titled "Special Factors--The Purchaser's Position Regarding The Fairness Of The Offer And The Merger" is incorporated herein by reference.

      (c) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction," "Special Factors-- Background Of The Offer," "Special Factors--Recommendation Of The Board Of Directors; Fairness Of The Offer And The Merger," "Special Factors--The Purchaser's Position Regarding The Fairness Of The Offer And The Merger" and "The Offer--Certain Conditions Of The Offer" is incorporated herein by reference.

      (d)               None.

      (e) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction," "Special Factors-- Background Of The Offer," "Special Factors-- Recommendation Of The Board Of Directors; Fairness Of The Offer And The Merger," "Special Factors--The Purchaser's Position Regarding The Fairness Of The Offer And The Merger," and "The Offer--Certain Conditions Of The Offer" is incorporated herein by reference.

      (f)               None.

      ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

      (a)               None.

      (b)               None.

      (c)               None.

      ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (c) The information set forth in the Offer To Purchase in the section titled "The Offer--Fees And Expenses" is incorporated herein by reference.

      ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) The information set forth in the Offer To Purchase in the section titled "Schedule B" is incorporated herein by reference.

      (b) The information set forth in the Offer To Purchase in the section titled "The Offer--Price Range Of Shares; Dividends; Ownership Of And Transactions In Shares" is incorporated herein by reference.

      ITEM 12. THE SOLICITATION OR RECOMMENDATION.

      (d) The information set forth in the Offer To Purchase in the sections titled "Summary Term Sheet," "Introduction" and "The Offer--Certain Information Concerning General Bearing" is incorporated herein by reference.

      (e)               None.

      ITEM 13. FINANCIAL STATEMENTS.

      (a)(1) The audited financial statements of General Bearing as of and for the fiscal years ended January 3, 2004 and December 28, 2002 are incorporated herein by reference to the Consolidated Financial Statements of General Bearing included as part of General Bearing's Annual Report on Form 10-K for the fiscal year ended January 3, 2004.

      (a)(2) The unaudited financial statements of General Bearing as of and for the quarter ended April 3, 2004 are incorporated herein by reference to the unaudited financial statements included as part of General Bearing's most recent quarterly report on Form 10-Q for the quarter ended April 3, 2004.

      (a)(3)            Not applicable

      (a)(4) The information set forth in the Offer to Purchase in the section titled "Special Factors--The Purchaser's Position Regarding The Fairness Of The Offer And The Merger" is incorporated herein by reference.

      (b) The information set forth in the Offer to Purchase in the section titled "Special Factors--General Bearing Financial Projections" is incorporated herein by reference.

      ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

                        Not applicable.

      ITEM 16. EXHIBITS.

      (f) Excerpts from Section 262 of the Delaware General Corporation Law (included as Schedule A of the Offer To Purchase filed herewith as Exhibit (a)(1)(i)).

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            /s/ David L. Gussack
                                            ------------------------------------
                                            David L. Gussack, President
                                            GBC Acquisition Corp.
                                            July 16, 2004


                                            /s/ David L. Gussack
                                            ------------------------------------
                                            David L. Gussack
                                            July 16, 2004


                                            /s/ Seymour I. Gussack
                                            ------------------------------------
                                            Seymour I. Gussack
                                            July 16, 2004

                                  EXHIBIT INDEX

EXHIBIT NO                                                     DESCRIPTION

      (a)(1)(i)         Offer To Purchase dated July 16, 2004.

      (a)(1)(ii)        Letter of Transmittal.

      (a)(1)(iii)       Notice of Guaranteed Delivery.

      (a)(1)(iv) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.

      (a)(1)(vii) Text of Press Release issued by General Bearing on April 28, 2004 (incorporated by reference to Exhibit 99.1 of Schedule TO-C filed April 29, 2004 by GBC Acquisition Corp.).

      (a)(1)(viii)      Text of Letter to Board of Directors of General Bearing
                        by GBC Acquisition Corp. on April 28, 2004 (incorporated by reference to Exhibit 99.2 of Schedule TO-C filed
                        April 29, 2004 by GBC Acquisition Corp.).

      (a)(1)(ix) Text of Email Correspondence dated May 8, 2004 from David Gussack to David Mardo of U.S. Trust Company in response to an inquiry from David Mardo asking when the tender offer is expected to be completed (incorporated by reference to Exhibit 99.1 of Schedule TO-C filed May 10, 2004 by GBC Acquisition Corp.).

      (a)(1)(x) Text of Press Release issued by General Bearing Corporation on July 16, 2004.

      (a)(1)(xi) Text of Letter to Stockholders of General Bearing by GBC Acquisition Corp. on July 16, 2004.

      (b)(1) Commitment Letter, dated May 24, 2004, by and between GBC Acquisition Corp. and Keybank, N.A.

      (b)(2) Supplemental Commitment Letter, dated July 14, 2004, by and between GBC Acquisition Corp. and Keybank, N.A.

      (d) Indemnification Agreement, dated July 14, 2004, by and among Seymour Gussack, David Gussack, Peter Barotz, Barbara Henagan and Ronald Fetzer.

      (f) Excerpts from Section 262 of the Delaware General Corporation Law (included as Schedule A of the Offer To Purchase filed herewith as Exhibit (a)(1)(i)).